

07002121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORSBY FINANCIAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 N. MICHIGAN AVE. STE. 3140
(No. and Street)

CHICAGO (City) IL (State) 60611-2848 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES C. SORSBY 312-751-0469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHAPIRO, MELVIN H.
(Name – *if individual, state last, first, middle name*)

1909 DEERCREST LANE (Address) NORTHBROOK, IL (City) (State) 60062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
FEB 26 2007
WASH, D.C.
156
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES C. SORSBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORSBY FINANCIAL CORP, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
Linda L. Burney
My Commission Expires
June 29, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORSBY FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

SORSBY FINANCIAL CORPORATION

CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION
STATEMENT OF INCOME
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
STATEMENT OF CHANGES IN LIABILITES SUBORDINATED TO GENERAL CREDITORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Melvin H. Shapiro
Certified Public Accountant

1909 Deercrest Lane
Northbrook, Illinois 60062

Phone (847) 564-3289

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorsby Financial Corporation

I have audited the accompanying statement of financial condition of Sorsby Financial Corporation as of December 31, 2006 and the related statements of income, changes in shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorsby Financial Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included with this report are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 9, 2007

SORSBY FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash and Cash Equivalents	$	95,752
Cash on deposit with correspondent		33,812
Receivable from brokers		14,593
Security deposit		2,611
TOTAL ASSETS	$	146,768
LIABILITIES AND SHAREHOLDERS' DEFICIT		
LIABILITIES		
Accounts Payable	$	4,216
Accrued Payroll		1,953
Payroll taxes withheld and accrued		424
Shareholders' subordinated loans payable		288,100
Total Liabilities		294,693
SHAREHOLDERS' DEFICIT		
Common stock, no par value: authorized 1,000,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid in capital		56,554
Accumulated deficit		(205,479)
Total Shareholders' Deficit		(147,925)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	146,768

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUE		
Sales Commissions	$ 330,232	
Administrative fees	74,328	
Rental Income	1,000	
		$ 405,560
OPERATING EXPENSES		
Salaries and Wages	136,814	
Payroll Taxes	11,096	
Accounting and Legal	3,125	
Clearing and Execution Costs	60,090	
Communications Expense	17,900	
Employee Benefits	5,281	
Health Insurance	12,861	
General Insurance	2,032	
Office Supplies and Expense	2,671	
Permits and Licenses	431	
Quotation Expense	2,619	
Regulatory Fees	7,125	
Rent and Occupancy	74,328	
Utilities	120	
		336,493
INCOME FROM OPERATIONS		69,067
Other Income - Interest		3,130
NET INCOME		$ 72,197

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance-Beginning of Period	$ 1,000	$ 56,554	$ (277,676)	$ (220,122)
Net Income	-	-	72,197	72,197
BALANCE-END OF PERIOD	$ 1,000	$ 56,554	$ (205,479)	$ (147,925)

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash Flows Provided By Operating Activities	
NET INCOME	$ 72,197
Adjustments to reconcile net income to operating cash flows:	
Increase in receivable from broker/dealers	(2,314)
Increase in accounts payable	4,057
Increase in other assets	(1,339)
Decrease in accrued payroll and taxes	(683)
Net Cash Flow Provided By Operations	71,918
Net Cash Flow Provided By Investing Activities	-
Net Cash Flow Provided By Financing Activities	-
Net Increase in Cash and Cash Equivalents	71,918
Cash and Cash Equivalents at January 1, 2006	23,834
Cash and Cash Equivalents at December 31, 2006	$ 95,752

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the state of Illinois on August 7,1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recognized on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company's net capital and required net capital were $132,506 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 4.98%.

NOTE 3 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company. The company is liable for the state corporate replacement tax.

NOTE 4 - COMMITMENTS

Clearing Agreement - On December 12, 1996 the Company entered into an agreement with a broker/dealer whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The agreement can be terminated upon 30 days written notice. Under the terms of the agreement the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect and the Company may be liable, for a minimum of $5,000, for certain start-up expenses incurred by the clearing broker/dealer if the agreement is terminated. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $25,000 with the clearing broker/dealer to assure the Company's performance under the agreement. This amount is included in "Cash on Deposit with Correspondent."

NOTE 5 - SHAREHOLDER'S SUBORDINATED LOANS PAYABLE

The sole shareholder had subordinated his loans to the National Association of Securities Dealers, Inc. They are 0% interest bearing.

Their maturities are:

September 30, 2008	$ 50,000
December 31,2008	98,100
May 31, 2010	50,000
June 30, 2010	90,000
	$ 288,100

NOTE 6 - LEASE

The company occupies premises under a lease expiring December 31, 2007. The annual rent is 37,604 plus real estate taxes and common area maintenance.

Future minimum rentals are:

Year Ending December 31	
2007	$ 38,743

NOTE 7 - RELATED PARTY TRANSACTIONS

The company received $75,328 sublease rental and administration fees from two affiliates during 2006. The affiliates are wholly owned by the sole shareholder of the company.

SUPPLEMENTARY INFORMATION

SORSBY FINANCIAL CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total shareholders' deficit	$ (147,925)
Subordinated loans	288,100
Deductions:	
Nonallowable assets	(6,993)
Haircut on deposit with correspondent	(676)
NET CAPITAL	$ 132,506
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3 % of total aggregate indebtedness)	$ 440
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 6,593
Percentage of Aggregate indebtedness to Net Capital	4.98%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

SHAREHOLDERS' SUBORDINATED LOANS PAYABLE

Balance - Beginning and end of period	$ 288,100

See Accompanying Auditor's Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Melvin H. Shapiro
Certified Public Accountant

1909 Deercrest Lane
Northbrook, Illinois 60062

Phone (847) 564-3289

Sorsby Financial Corporation

In planning and performing my audit of the financial statements of Sorsby Financial Corporation for the year ended December 31, 2006 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sorsby Financial Corporation that I considered relevant to the objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Sorsby Financial Corporation for the year ended December 31, 2006 and this report does not affect my report thereon dated February 9, 2007 In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k(2) (ii) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 9, 2007

END